October 12, 2006
VIA EDGAR AND UPS OVERNIGHT COURIER
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Quicksilver Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 1, 2006 File No. 001-14387
Dear Mr. Schwall:
     This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 28, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
     With respect to those comments, which suggested that additional disclosure be made, we have set forth the nature of the disclosure that we would propose to add to our future Form 10-K filings. In this regard, we do not believe that failure to provide such disclosure in our Form 10-K filing for the fiscal year ended December 31, 2005, is sufficiently material to require an amendment to the Form 10-K. Therefore, we respectfully request that we not be required to amend the Form 10-K but rather we be allowed to make the changes in our future Form 10-K filings.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 11, Notes Payable and Long-Term Debt, page 74
1.	Your disclosures indicate the convertible subordinate debentures due November 1, 2024 are contingently convertible into your common stock, subject to adjustment. Please describe in detail the circumstances in which the conversion price may adjust from 32.7209 shares for each $1,000 debentures and identify the related agreements and sections within those agreements, which provide for these terms.

Response: The Indenture, between JPMorgan Chase Bank and us, dated November 1, 2004 (“Indenture”), provides that we will adjust the conversion rate for the debentures if any of the following events occur:

Mr. H. Roger Schwall
October 12, 2006

(1)	we issue to all holders of our common stock as a dividend or distribution on our common stock, in which event the applicable conversion rate will be increased by dividing such conversion rate by a fraction (See Section 14.05(a) of Indenture),
•	the numerator of which will be the number of shares of our common stock outstanding at the close of business on the record date and

•	the denominator of which will be the sum of such number of shares and the total number of shares constituting the dividend or distribution;
(2)	we issue to all holders of our common stock certain rights, options or warrants entitling them to purchase, for a period expiring within 60 days after the date of the issuance, shares of our common stock at a price per share which is less than the closing price of a share of our common stock on the record date for such distribution, in which event the applicable conversion rate will be increased by dividing such conversion rate by a fraction (See Section 14.05(b) of Indenture),
•	the numerator of which will be the number of shares of our common stock outstanding at the close of business on the record date plus the number of shares of our common stock that the aggregate offering price of the total number of shares so offered would purchase at the closing price and

•	the denominator of which will be the number of shares of our common stock outstanding at the close of business on the record date plus the number of shares of our common stock so offered below the closing price
; provided, that the applicable conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

(3)	we subdivide or combine our common stock, in which event the applicable conversion rate will be proportionately increased or reduced, as applicable (See Section 14.05(c) of Indenture);

(4)	we distribute to all holders of our common stock evidences of indebtedness, shares of capital stock, securities or other property (but excluding options or warrants listed in (2) above, rights, dividends or distributions listed in (1) above and distributions consisting of cash), in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,
•	the numerator of which will be the current market price of our common stock on the record date and

•	the denominator of which will be the current market price of our common stock on the record date minus the fair market value, as determined by our board of directors, of the portion of those evidences of indebtedness, shares of capital stock, securities or other property so distributed applicable to one share of common stock (See Section 14.05(d) of Indenture).
If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then each conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which

Mr. H. Roger Schwall
October 12, 2006

“ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted (See Section 14.05(d) of Indenture);

(5)	we distribute cash, excluding any dividend or any distribution in connection with our liquidation, dissolution or winding up, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,
•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such cash dividend or distribution (See Section 14.05(e) of Indenture);
(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing price of our common stock on the trading day next succeeding the expiration of such tender or exchange offer, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,
•	the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer (See Section 14.05(f) of Indenture); and
(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer with respect to which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,
•	the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock purchased in such tender or exchange offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer (See Section 14.05(g) of Indenture).

Mr. H. Roger Schwall
October 12, 2006

To the extent permitted by law, we may increase the applicable conversion rate for a period of at least 20 days if the increase is irrevocable during the period and our board of directors has made a determination that this increase would be in our best interests. We would give holders at least 15 days notice of any increase in the applicable conversion rate. In addition, we may increase the applicable conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution (See Section 14.05(j) of Indenture).
In addition, if a debenture holder elects to convert his debentures in connection with a change of control that occurs on or prior to November 1, 2011, we will increase the conversion rate for the debentures surrendered for conversion by a number of additional shares. The number of additional shares will be determined by reference to the table in Schedule I to the Indenture, based on the date on which the change of control transaction becomes effective and the price paid per share for our common stock in the change of control transaction. If holders of our common stock receive only cash in the change of control transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of such change of control transaction (See Section 14.01(d) of Indenture).
In the case of a public acquirer change of control, we may, in lieu of increasing the conversion rate by additional shares, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of the public acquirer change of control, holders of the debentures will be entitled to convert their debentures, subject to the satisfaction of certain conditions to conversion into a number of shares of public acquirer common stock by multiplying the conversion rate in effect immediately before the public acquirer change of control by a fraction:
•	the numerator of which will be (a) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of our common stock or (b) in the case of any other public acquirer change of control, the average of the last closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control; and

•	the denominator of which will be the average of the closing prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control (See Section 14.01(e) of Indenture).
2.	Tell us what consideration you have given to SFAS 133, EITF 00-19 and other related accounting guidance and identify the conclusions you reached in accounting for the conversion feature of your convertible subordinated debentures due November 1, 2024.

Response: Prior to and at the issuance of the debentures, we performed an evaluation of the conversion option contained in the Indenture under SFAS 133 and related accounting guidance existing at that time. Our evaluation included an analysis under paragraph 11(a) of SFAS 133, which provides that a conversion feature should not be bifurcated and accounted for separately as a derivative instrument if, when evaluating the conversion feature as a freestanding derivative it is, “[b]oth (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” In assessing paragraph 11(a) of SFAS 133, we determined that the conversion option was indexed to our common stock, as defined in EITF 01-6. We then applied the framework of EITF 00-19 for freestanding contracts that are indexed to, and potentially settled in, a company’s own stock, to assess whether the embedded conversion option would be classified as part of stockholders’ equity if it was a freestanding derivative financial instrument, as required

Mr. H. Roger Schwall
October 12, 2006

by paragraph 12(c) of SFAS 133. After applying EITF 00-19 and paragraph 11(a) of SFAS 133, we concluded that the embedded conversion option is excluded from the scope of SFAS 133 and would not require bifurcation and recognition as a derivative instrument. Additional guidance for the application of EITF 00-19 has since been provided in EITF 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue 00-19.” EITF 05-2 was issued subsequent to the issuance of our debentures and became effective June 29, 2005, for new instruments entered into and instruments modified in periods after June 29, 2005. Although our debentures were issued in 2004 and have not been modified, application of the guidance found in EITF 05-2 would not change our original accounting determination for the debentures.
Engineering Comments
Item 1. Business, page 3
Areas of Operations, page 4
3.	We note your disclosure of proved reserves as well as that portion that is developed. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “. . .where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

Response: We have included in our proved undeveloped reserves only reserves on undrilled units offsetting productive units that our independent reserve engineers believe are reasonably certain of production when drilled. We have not included in our proved undeveloped reserves any reserves attributable to locations not offsetting productive units.
Business Strategy, page 5
4.	We note your statement, “We plan to drill approximately 350 net development wells in these [Canadian CBM and Barnett Shale] formations in 2006.” Please amend your document to discuss the portion of these wells that will be horizontal and your experience in drilling horizontal wells.

Response: We do not plan to drill any horizontal Canadian CBM development wells during 2006. Substantially all Barnett Shale development wells, which we will drill during 2006, will be horizontal wells. Prior to 2006, we drilled 44 wells in the Barnett Shale of which 41 were horizontal wells. Our technical and operations management team has significant experience in drilling and completing horizontal wells and in unconventional reservoirs.

We would propose to include disclosure similar to the foregoing in our next Form 10-K filing.
Item 2. Properties, page 19
Oil and Gas Reserves, page 21
5.	We note your statement, “The following reserve quantity and future net cash flow information concerns our proved reserves that are located in the United States and Canada. Independent

Mr. H. Roger Schwall
October 12, 2006

petroleum engineers with Schlumberger Data and Consulting Services, LaRoche Petroleum Consultants, Ltd. and Netherland, Sewell & Associates, Inc. prepared our reserve estimates.” It is not clear which engineer performed a specific estimate. Please amend your document to identify the geographic area and reporting period with the corresponding engineer.

Response: Our proved reserve estimates attributable to properties located in the United States were prepared by Schlumberger Data and Consulting Services as of December 31, 2005, 2004 and 2003. Our proved reserve estimates attributable to properties located in Canada were prepared by LaRoche Petroleum Consultants, Ltd. as of December 31, 2005 and 2004 and by Netherland, Sewell and Associates, Inc. as of December 31, 2003.

We would propose to include disclosure similar to the foregoing in our next Form 10-K filing.

6.	Please tell us whether you:
a)	You discharged an engineer due to disagreements over reserve estimates and the details of such discharge;

b)	Your consulting engineers report to management or your board of director.
Response: We did not discharge an engineer due to disagreements over reserve estimates. Our consulting engineers report to management of the Company.
Oil and Gas Acreage, page 26
7.	We note that your disclosed net undeveloped acreage figure is over twice that of your net developed acreage. In part, paragraph 5 of SEC Industry Guide 2 requires “. . .an indication of acreage concentrations, and, if material, the minimum remaining terms of leases and concessions.” Please amend your document here to disclose any significant acreage expirations in each of the next three years.

Response: The following table lists the total number of net undeveloped acres as of December 31, 2005, and, with respect to those acres for 2006, 2007 and 2008, the number of net acres expiring, and, where applicable, the number of net acres expiring that are subject to options to extend. The option to extend varies from lease to lease and covers periods from one to five years; however, the majority of the options to extend are for two years.

	2005 Net
	Undeveloped
	Acres	2006 Expirations		2007 Expirations		2008 Expirations
			Net Acres		Net Acres		Net Acres
			with		with		with
	Net Acres	Net Acres	Ext. Opt.	Net Acres	Ext. Opt.	Net Acres	Ext. Opt.
Michigan	77,062	9,861	9,861	19,082	11,069	4,056	3,846
Indiana/ Kentucky	213,717	6,895	6,229	37,156	4,066	76,303	73,048
Texas	565,841	73,023	33,805	72,738	32,378	99,366	19,720
Rockies/ Other	119,722	13,617	—	10,010	—	4,977	—
Canada	265,087	5,991	—	95,585	—	80,132	—
Totals	1,241,429	109,387	49,895	234,571	47,513	264,834	96,614

Mr. H. Roger Schwall
October 12, 2006

All of the acreage scheduled to expire can be held through drilling operations. We believe that we have the ability to hold all of the expiring acreage that we feel is prospective of economic production through the drilling of wells and, where applicable, through the exercise of extension options to be followed by drilling prior to final expiration.
We would propose to include disclosure similar to the foregoing in our next Form 10-K filing.
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours,
/s/ Philip Cook

Philip Cook Senior Vice President — Chief Financial Officer

cc:	Shannon Buskirk April Sifford Ronald Winfrey U. S. Securities and Exchange Commission